Winston & Strawn LLP

35 West Wacker Drive

Chicago, IL 60601

June 19, 2006

BY EDGAR AND FEDEX

Mr. Mark S. Webb

Legal Branch Chief

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-4561

Re:	InnerWorkings, Inc.

Registration Statement on Form S-1

Filed on May 10, 2006

Amendment No. 1 filed on June 19, 2006

File No. 333-133950

Dear Mr. Webb:

On behalf of InnerWorkings, Inc. (the “Company”), enclosed for your review is Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-133950) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2006. An electronic version of Amendment No. 1 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff contained in the Staff’s letter to the Company, dated June 5, 2006, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Form S-1

General

Comment No. 1

Please include a cover letter in your next submission and label it as correspondence when filed on EDGAR.

Response:

The Company has included a cover letter with the submission of Amendment No. 1. The cover letter has been labeled as correspondence in the EDGAR filing.

Mr. Mark S. Webb

June 19, 2006

Comment No. 2

You should use no type size smaller than the one that predominates in the filing. Currently, you use a smaller size type for some financial information. Please revise.

Response:

The Company has revised the prospectus to include no type size smaller than the one that predominates in the filing.

Comment No. 3

We will process your amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendments when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on which we have not commented previously.

Response:

Prior to distributing any preliminary prospectuses relating to the offering, the Company will file a pre-effective amendment to the Registration Statement that will include an estimated price range and related disclosures. The Company acknowledges that the Staff will need sufficient time to process that amendment and that further issues may be raised by such disclosures.

Comment No. 4

Please include all exhibits, including the legality opinion, in your next filing. They are subject to review and the staff will need time to examine them.

Response:

The Company has filed Exhibit Nos. 10.8 and 10.9 with Amendment No. 1. The Company undertakes to file Exhibit No. 5.1 in a pre-effective amendment to the Registration Statement once the preliminary estimated price range has been set. The Company also undertakes to file the other exhibits that have not been filed to date in a pre-effective amendment to the Registration Statement. The Company acknowledges that these exhibits are subject to review and that the Staff will need time to examine them.

Comment No. 5

Please confirm that you have not paid any of the third party sources of industry and market information.

Mr. Mark S. Webb

June 19, 2006

Response:

The Company confirms to the Staff that it has not paid any of the third party sources of industry and market information contained in the prospectus.

Summary Consolidated Financial and Other Data, page 7

Selected Consolidated Financial and Other Data, page 23

Comment No. 6

We note your disclosure in footnote (2) that pro forma net income per share of common stock is based on the weighted average number of shares of common stock outstanding after giving effect to the recapitalization and stock split. Please revise your note to detail each adjustment included in the pro forma earnings per share. Include in your disclosure, the number of shares being sold in the offering and the assumed price per share, and the nature of each type of conversion of capital stock to common shares. Additionally, include the effects of paying off debt with proceeds from the offering in the pro forma earnings per share calculations. The actual number of shares outstanding should be adjusted for the number of shares to be sold to the extent that the proceeds therefrom are required to liquidate that debt and net income should be adjusted to give effect to the elimination of interest expense on the debt to be liquidated, less the related income tax effect. Ensure that the stock split is reflected in the actual earnings per share amounts only, since the stock split will be retroactively reflected in your historical financial statements and related disclosures for all periods presented.

Response:

The Company has made the revisions to the Summary Consolidated Financial and Other Data and Selected Consolidated Financial and Other Data tables requested by the Staff.

Risk Factors, page 9

Comment No. 7

Either delete the fourth sentence in the preamble (“Additional risks . . .”), or expand it into a separate risk factor.

Response:

The Company has deleted the fourth sentence in the preamble to “Risk Factors.”

Comment No. 8

We note that you state on page 2 that technology has lowered barriers to entry and reduced utilization of printing presses. Please revise to include this as part of your disclosure on risk factors.

Mr. Mark S. Webb

June 19, 2006

Response:

The Company respectfully submits that it has made appropriate disclosure of the risk presented by the excess manufacturing capacity that has prevailed in the commercial print industry. Historically, the Company has sought to capitalize on this imbalance in supply and demand to obtain more favorable pricing for its customers. Accordingly, the risk to the Company is not that this market condition will continue or become more significant, but that it will diminish. On page 11, the Company explains that a decline in levels of excess manufacturing capacity, particularly within the Company’s supplier network, could limit the Company’s ability to obtain favorable pricing and adversely impact its business.

A significant portion of our revenue is derived from a relatively limited…, page 11

Comment No. 9

We note that you state “we cannot assure” a certain result when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

Response:

The Company has made the revisions to this risk factor requested by the Staff.

Dilution, page 21

Comment No. 10

Please provide dilution information if the options are exercised.

Response:

The Company has provided dilution information assuming the exercise in full of all options outstanding and exercisable as of March 31, 2006.

Selected Consolidated Financial and Other Data, page 23

Comment No. 11

Please revise here and in summary financial data to include preferred dividends and net income applicable to common shareholders.

Response:

The Company has revised the “Summary Consolidated Financial and Other Data” and “Selected Consolidated Financial and Other Data” to include preferred dividends and net income applicable to common shareholders.

Mr. Mark S. Webb

June 19, 2006

Management’s Discussion and Analysis of Financial Condition and Results…, page 25

Comment No. 12

The discussion and analysis of known trends, demands, commitments, events and uncertainties help in understanding a company’s performance. Please revise to discuss your growth rates on page 26, the increasing percentage of commissions as percentage of gross profit on page 27, the decrease of general and administrative expenses as a percentage of revenue on page 27 and any other material known trends regarding your financial condition and the results of operations. Refer to III.B.3 of Release Number 33-8350 regarding MD&A, dated December 29, 2003.

Response:

The Company has made the revisions requested by the Staff.

Comment No. 13

Please revise your MD&A section to include disclosure of all accounting standards which have been issued but not yet adopted by the registrant unless the impact on its financial position and results of operations is not expected to be material. See SAB Topic 11:M.

Response:

We advise the Staff that the Company has adopted all accounting standards that have been issued to which it is subject.

—Critical Accounting Policies, page 28

Comment No. 14

We note your disclosure that you have adopted SFAS 123(R) as of January 1, 2006 and calculate the expense under the equity method based on the Black-Scholes value of the option at the time of grant. Please tell us what you mean by “the equity method” and explain to us how you recognize compensation expense in accordance with SFAS No. 123(R).

Response:

The Company has revised this disclosure to reflect that it calculates compensation expense in accordance with SFAS No. 123(R) based on the Black-Scholes value of options at the time of grant and that it records compensation expense in equal amounts as options vest.

—Quarterly Results of Operations, page 34

Comment No. 15

We note that your table of unaudited quarterly results of operations includes pro forma earnings per share. Please revise your disclosure to include actual earnings per share for each

Mr. Mark S. Webb

June 19, 2006

quarterly period listed and a footnote describing the adjustments made to arrive at the pro forma earnings per share measure.

Response:

The Company has disclosed actual earnings per share for each quarterly period listed and a footnote describing the adjustments made to arrive at the pro forma earnings per share measure.

—Liquidity, page 35

Comment No. 16

Please revise your liquidity section of MD&A to disclose the estimated amount you will spend on capital expenditures during 2006.

Response:

The Company has disclosed the estimated amount it will spend on capital expenditures during 2006.

Certain Relationships, page 56

Comment No. 17

Please give the ownership percentages in Echo Global Logistics for the named affiliates. See Item 404 of Regulation S-K.

Response:

The Company has disclosed the ownership percentages in Echo Global Logistics for the named affiliates.

Principal and Selling Stockholders, page 60

Comment No. 18

Please advise the staff whether or not any of your selling stockholders are broker-dealers or affiliates of broker-dea1ers. For any selling stockholders that are affiliates of broker-dealers, revise to confirm that the seller purchased the stock in the ordinary course of business, and at the time of purchase of the stock to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the stock. If not, please revise to state that such selling stockholders are underwriters.

Response:

We advise the Staff that each selling stockholder has informed the Company that it is not a broker-dealer or an affiliate of a broker-dealer.

Mr. Mark S. Webb

June 19, 2006

Comment No. 19

Please state that the selling shareholders may be deemed underwriters.

Response:

The Company has stated on page 63 that the selling shareholders may be deemed underwriters.

Description of Capital Stock—Preferred Stock, page 63

Comment No. 20

You mention on page 63 that the issuance of preferred stock could adversely affect the voting power and dividend and liquidation rights of the holders of common stock and could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of your outstanding voting stock or otherwise adversely affect the market price of your common stock. Please revise to incorporate this disclosure in the section on risk factors and include any changes to the certificate of incorporation or bylaws that impair or restrict the rights of the holders of common stock.

Response:

The Company has added the requested disclosure to the “Risk Factors” section on page 17.

Stock Incentive Plan, page 53

Comment No. 21

We note that you plan to adopt the 2006 Stock Incentive Plan prior to completing the offering. Please tell us what, if any, awards or grants may be made under this plan prior to the closing. To the extent material, disclose the pro forma effects of these incentives.

Response:

We advise the Staff that the Company may grant options to purchase up to 30,000 shares of its common stock with an exercise price equal to the initial public offering price under the 2006 Stock Incentive Plan prior to completing the offering. The Company respectfully submits that such a grant would not be material.

Where You Can Find Additional Information, page 75

Comment No. 22

Please update the address of the SEC.

Mr. Mark S. Webb

June 19, 2006

Response:

The Company has updated the address of the SEC.

Comment No. 23

Please delete the fourth sentence of this paragraph.

Response:

The Company has deleted the fourth sentence of this paragraph.

Audited Financial Statements for the year ended December 31, 2005 General

Comment No. 24

Please tell us whether you receive compensation from printers and, if so, how you account for such compensation.

Response:

We advise the Staff that the Company does not receive any compensation from any of the more than 2,700 printers currently in its supplier network.

Comment No. 25

Please revise to ensure that financial statements and other data read consistently from left to right in the same chronological order. For example, see advertising disclosure on page F-9 and revenue discussion on page 26.

Response:

The Company has revised the Registration Statement to ensure that financial statements and other data read consistently from left to right in the same chronological order.

Consolidated Balance Sheets, page F-3

Comment No. 26

Please revise your audited balance sheet to include a pro forma balance sheet alongside the Company’s historical balance sheet for the latest period presented giving effect to the changes in capitalization that will occur prior to the Company’s planned public offering. We also note from the disclosures included elsewhere in the filing that the Company plans to use $7 million of the proceeds to make required preference and accrued dividend payments to the holders of Series B, D and E preferred shares at the time of the closing of the Company’s planned public offering. Please revise to include a pro forma balance sheet alongside the

Mr. Mark S. Webb

June 19, 2006

Company’s historic balance sheet for the most recent interim period presented giving effect to these dividends but not any offering proceeds that will be required to pay this dividend. Your Summary Consolidated Financial and Operating Data on page 7 should also be revised to give effect to these pro forma balance sheet adjustments.

Response:

The Company has included a March 31, 2006 pro forma balance sheet on page F-21 as requested by the Staff.

Comment No. 27

Additionally, pro forma earnings per share giving effect to the recapitalization should be presented for the latest fiscal year and any subsequent interim period presented. Also, if the dividend to be paid exceeds the Company’s historical earnings for the latest year, please disclose pro forma earnings per share giving effect to the number of shares, which when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. Refer to the requirements of SAB Topic 1:B:3. Your Summary Consolidated Financial and Operating Data on page 7 and your Selected Financial and Operating Data on page 23 should also be revised to disclose your pro forma earnings per share for the latest fiscal year and subsequent interim period presented giving effect to the changes in capitalization and distribution that will occur prior to the offering.

Response:

The Company has made the revisions requested by the Staff.

Consolidated Statements of Members’ Equity

Comment No. 28

We note that in 2003 you issued 13,969,000 shares for which no dollar amount was attributed to on the statement of stockholders’ equity. We understand that 13,000,000 of these shares were issued for IWG, which had no assets or operations and which was bought from a majority shareholder. Please explain to us the nature of the additional 969,000 shares issued in 2003 and how you accounted for each transaction.

Response:

We advise the Staff that in 2003 the Company issued an additional 969,000 Class A common units for which no dollar amount was attributed on its statement of members’ equity. Those issuances consisted of:

•	The Company issued 469,000 Class A common units to the purchasers of the Company’s Series C preferred units, the majority of which were issued in the first half of 2003. Because of the minimal value of such Class A common units at the time of issuance, the Company did not allocate any portion of the purchase price for the Series C preferred units to such Class A common units.

Mr. Mark S. Webb

June 19, 2006

•	The Company issued 500,000 Class A common units to certain of its employees as partial compensation for their continued employment, 400,000 of which were issued in February 2003. Because of the minimal value of such units at the time of issuance, the Company did not record any compensation expense.

Notes to Audited Financial Statements for the year ended December 31, 2005

Note 2. Summary of Significant Accounting Policies

Comment No. 29

Please revise your accounting policy for revenue recognition to disclose your gross presentation under EITF 99-19 along with a brief narrative describing the basis for your method.

Response:

The Company has revised its accounting policy for revenue recognition to disclose its gross presentation under EITF 99-19 along with a brief narrative describing the basis of its method.

Note 9, Earnings (Loss) Per Share, page F-13

Comment No. 30

Please revise Note 9 to disclose the number of outstanding options and preferred shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share during the various periods presented because to do so would have been anti-dilutive. Additionally, please disclose detail of the numerator and denominator used for the pro forma earnings per share calculation. Tell us why it appears from the face of the statements of operations that the numerator used for the pro forma basic earnings per share measure does not adjust for the dividends on preferred shares. We would expect that the pro forma basic earnings per share amount would be calculated using the net income applicable to common shareholders, as adjusted for the provision for income taxes. Refer to the requirements of paragraph 40c of SFAS No. 128.

Response:

The Company has made the revisions requested by the Staff.

Note. 10. Unit Option Plan

Comment No. 31

Please tell us and revise MD&A to discuss the number and terms of the options that have been issued during the twelve month period preceding the filing of the Company’s Form S-1 registration statement and explain how any expense recognized in connection with the option grants was calculated or determined. If no expense was or will be recognized, please explain

Mr. Mark S. Webb

June 19, 2006

why. Also, discuss the number and expected terms of the stock options that the Company plans to issue in connection with its planned public offering, if any, and the estimated amount of expense that will be recognized in connection with the option grants.

Response:

The following table provides the number and terms of the options that the Company granted between May 1, 2005 and June 15, 2006:

Grant Date	Optionee	Options Granted	Exercise Price	Fair Value	Basis of Valuation
7/15/2005	Mark Desky	55,000	$0.65	$0.65	A-1
7/15/2005	Nick Galassi	25,000	$0.65	$0.65	A-1
7/15/2005	Scott Frisoni	25,000	$0.65	$0.65	A-1
7/20/2005	Eric Belcher	105,000	$1.00	$0.65	A-1
7/31/2005	Brad Gerard	2,000	$0.65	$0.65	A-1
8/19/2005	Michael Gellert	5,000	$0.65	$0.65	A-1
8/24/2005	Joe Del Preto	10,000	$0.65	$0.65	A-1
9/14/2005	Eric Belcher	120,000	$0.65	$0.65	A-1
9/19/2005	Brian Gillespie	5,000	$0.65	$0.65	A-1
9/19/2005	JP Thomas	5,000	$0.65	$0.65	A-1
9/19/2005	Bob Maus	10,000	$0.65	$0.65	A-1
10/1/2005	Jack Greenberg	100,000	$0.65	$0.65	A-2
10/1/2005	Nick Galassi	80,000	$0.65	$0.65	A-2
10/1/2005	Scott Frisoni	100,000	$0.65	$0.65	A-2
10/1/2005	Mark Desky	30,000	$0.65	$0.65	A-2
10/1/2005	Bob Saldeen	30,000	$0.65	$0.65	A-2
10/1/2005	Jim Pouba	125,000	$0.65	$0.65	A-2
10/1/2005	Tony Bobulinski	30,000	$0.65	$0.65	A-2
10/1/2005	Eric Belcher	100,000	$1.00	$0.65	A-2
10/1/2005	Ron Gabaldon	30,000	$0.65	$0.65	A-2
12/1/2005	John Calzeretta	5,000	$0.65	$0.65	A-2
3/1/2006	Neil Graver	30,000	$4.92	$4.92	B
5/8/2006	Steve Zuccarini	750,000	$4.92	$5.35	C
5/8/2006	John Walter	400,000	$4.92	$5.35	C
6/5/2006	Dennis Fay	15,000	$5.35	$5.35	C

Basis of Valuation

A-1)	The Company granted these options with exercise prices equal to the “estimated per share fair value” of the Company’s common stock as of the grant date, to be determined at a later date. In August 2005, the Company engaged Crowe Chizek, one of the 10 largest accounting and consulting firms in the United States, to perform a retrospective valuation of its common stock as of November 30, 2004. On September 16, 2005, Crowe Chizek delivered the Company a valuation report in which it concluded that, based on the income approach (as described in the Company’s response to Comment No. 32), the fair value of the Company’s common stock as of November 30, 2004 was $0.43 per share. Shortly after its receipt of the Crowe Chizek report, the Company used the income approach employed by Crowe Chizek in its November 30, 2004 valuation (the Crowe Chizek Methodology) to determine that the fair value of its common stock as of June 30, 2005 was $0.65 per share. The Company then established at least $0.65 per share as the exercise price for these option grants. Prior to January 1, 2006, the Company accounted

Mr. Mark S. Webb

June 19, 2006

for stock-based compensation in accordance with APB Opinion No. 25. The exercise price of these options was at or above fair market value. As a result, there was no intrinsic value associated with these option grants. Pursuant to APB Opinion No. 25, the Company was not required to record any compensation expense in connection with these option grants.

A-2)	The options granted on October 1, 2005 had exercise prices equal to the “estimated per share fair value” of the Company’s common stock as of that date, to be determined at a later time. In October 2005, the Company used the Crowe Chizek Methodology to determine that the fair value of its common stock as of September 30, 2005 was $0.65 per share. The Company then established at least $0.65 per share as the exercise price for these option grants. Consistent with the Company’s practice of using the same exercise price per share for all options granted during the subsequent fiscal quarter, the options granted on December 1, 2005 have an exercise price of $0.65 per share. Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with APB Opinion No. 25. The exercise price of these options was at or above fair market value. As a result, there was no intrinsic value associated with these option grants. Pursuant to APB Opinion No. 25, the Company was not required to record any compensation expense in connection with these option grants.

B)	The basis for determining the estimated per share fair value of the Company’s common stock underlying this option grant was the contemporaneous arm’s length negotiation of a transaction involving the sale of certain shares of the Company’s common stock to SNP Corporation Ltd., a leading, Singapore Exchange-listed printing group in the Asia Pacific region (SNP). As of March 1, 2006, SNP and the Company had agreed to a purchase price of $4.92 per share, subject only to the completion of a definitive agreement. The parties executed a definitive agreement relating to the purchase of these shares on March 28, 2006. The purchase was consummated on April 5, 2006, when the Company sold 254,065 shares of its common stock to SNP for $1,250,000, or $4.92 per share. Effective January 1, 2006, the Company adopted SFAS No. 123 (R). The Company calculates compensation expense under SFAS No. 123 (R) based on the Black-Scholes value of options at the time of grant and records compensation expense in equal amounts as the options vest. The Company estimated the Black-Scholes value of these options using the following assumptions: expected volatility: 33.5%; risk-free interest rate: 4.63%; expected life: 10 years; exercise price: $4.92 per share; and fair market value: $4.92 per share. The Company recorded compensation expense of $2,670 in the three months ended March 31, 2006.

C)	In May 2006, the Company engaged Crowe Chizek to perform a contemporaneous valuation of its common stock as of May 8, 2006. On June 1, 2006, Crowe Chizek delivered to the Company a valuation report in which it concluded that, based on similar methodology to that it had employed in determining its November 30, 2004 valuation, the fair value of the Company’s common stock as of May 8, 2006 was $5.35 per share. The Company calculates compensation expense under SFAS No. 123 (R) based on the Black-Scholes value of options at the time of grant and records compensation expense in equal amounts as the options vest. The Company estimated the Black-Scholes value of these options using the following assumptions: expected volatility: 33.5%; risk-free interest rate: 5.01%; expected life: 10 years; exercise price: $4.92 per share or $5.35 per share, as applicable; and fair market value: $5.35 per share.

We advise the Staff that the Company may grant options to purchase up to 30,000 shares of its common stock with an exercise price equal to the initial public offering price in connection with its planned public offering. The Company respectfully submits that such a grant would not be material.

Comment No. 32

Also, for all equity instruments granted during the 12 months prior to the filing of the Form S-1, please provide the following disclosures:

Mr. Mark S. Webb

June 19, 2006

•	Revise the notes to the financial statements to disclose the exercise price, the fair value of the Company’s common stock on the date of grant, and the intrinsic value, if any, per option. Also, please discuss how the fair market value of the Company’s stock was determined and indicate whether the valuation used to determine the fair value of the options was contemporaneous or retrospective. If the valuation was prepared by a related party, include a statement to this effect.

Response:

The Company has made the revisions to note 10 of the notes to its audited financial statements requested by the Staff.

•	Revise MD&A to include a discussion of the number of options outstanding as of the latest balance sheet date presented and the intrinsic value of those that are vested and unvested, based on the expected initial public offering price.

Response:

The Company has made the revisions to the “MD&A—Stock-Based Compensation” section requested by the Staff.

•	Also, if you have not obtained a contemporaneous valuation performed by an unrelated valuation specialist, please revise MD&A to include a discussion of the significant factors, assumptions and methodologies used in determining fair value. Also, include a discussion in MD&A regarding each significant factor that contributed to the difference between the fair value as of the date of each grant and the estimated expected public offering price.

Response:

The fair value of the Company’s common stock for options granted between May 1, 2005 and December 31, 2005 was estimated by its management. The Company did not obtain contemporaneous valuations by an unrelated valuation specialist for option grants during this period.

In August 2005, the Company engaged Crowe Chizek to perform a retrospective valuation of its common stock as of November 30, 2004. On September 16, 2005, Crowe Chizek delivered the Company a valuation report in which it concluded that, based on the income approach, the fair value of the Company’s common stock as of November 30, 2004 was $0.43 per share. Under the income approach, Crowe Chizek first discounted future available cash flows to determine the Company’s enterprise value, and then discounted the enterprise value to reflect the lack of marketability resulting from the Company being a private company. Shortly after its receipt of the Crowe Chizek report, the Company used the income approach employed by Crowe Chizek in its November 30, 2004 valuation (the Crowe Chizek Methodology) to determine that the fair value of its common stock as of June 30, 2005 was $0.65 per share. In October 2005, the Company used the Crowe Chizek Methodology to determine that the fair value of its common stock as of September 30, 2005 was $0.65 per share.

In May 2006, the Company engaged Crowe Chizek to perform a contemporaneous valuation of its common stock as of May 8, 2006. On June 1, 2006, Crowe Chizek delivered to the Company a valuation report in which it concluded that, based on a similar approach to the one it had employed in determining its November 30, 2004 valuation, the fair value of the Company’s common stock as of May 8, 2006 was $5.35 per share.

Mr. Mark S. Webb

June 19, 2006

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

As we believe the Staff recognizes, determining the fair value of the Company’s common stock requires making complex and subjective judgments. The Company used the income approach employed by Crowe Chizek to estimate the fair value of its common stock as of June 30, 2005 and September 30, 2005. The Company then used that fair value for options granted in the subsequent fiscal quarter. The income approach values the business by discounting future available cash flows to present value at an appropriate rate of return. The cash flows are determined using forecasts of revenues, costs and operating profit. The Company’s revenue forecasts were based on expected annual growth rates ranging from 30% to 70%. There is inherent uncertainty in these estimates. The assumptions underlying the estimates were consistent with the Company’s business plan. The enterprise value was discounted for lack of marketability. The resulting value was allocated to the Company’s common shares outstanding.

Significant Factors Contributing to the Difference between Fair Value as of November 30, 2004 and Fair Value as of September 30, 2005

The Company granted options with an exercise price of $0.65 per share between May 1, 2005 and December 31, 2005. The Company determined that the fair value of its common stock increased from $0.43 per share as of November 30, 2004 to $0.65 per share as of September 30, 2005. The reasons for the difference between $0.43 and $0.65 per share are as follows:

During the nine months ended September 30, 2005, the Company signed two Fortune 500 clients to enterprise agreements. The Company hired 51 employees and independent contractors during this period, increasing the total to 136. Revenue during this period increased more than 130% from revenue during the prior comparable period.

Significant Factors Contributing to the Difference between Fair Value as of September 30, 2005 and Fair Value as of May 8, 2006

The Company granted options with exercise prices of $0.65 to $5.35 per share between May 1, 2005 and June 15, 2006. The Company determined that the fair value of its common stock increased from $0.65 to $5.35 per share during this period. The reasons for the difference between $0.65 and $5.35 per share are as follows:

On October 5, 2005, Jack Greenberg, the former Chief Executive Officer of McDonald’s Corporation, joined the Company’s Board of Directors. From January 1, 2006 to May 8, 2006, the Company signed six additional Fortune 500 customers to enterprise agreements. In addition, the Company engaged investment bankers to initiate the IPO process and began drafting the associated registration statement. The addition of enterprise agreements and the prospective influx of capital from the IPO significantly increased the Company’s revenue and profitability projections, as a portion of the capital influx from the IPO would be used to make strategic acquisitions. As a result, the range of revenue growth rates in the Company’s forecasts increased from

Mr. Mark S. Webb

June 19, 2006

30% to 70% in its previous model to 50% to 100% in its updated model. From January 1, 2006 to May 8, 2006, the Company’s revenue increased more than 80% compared to the prior comparable period. In January 2006, the Company completed a $50 million Series E preferred round of financing at a purchase price of $4.92 per share, which provided an influx of $9.4 million of working capital. In April 2006, the Company finalized a strategic alliance with SNP to license a portion of the Company’s technology. The SNP alliance provides the Company a direct relationship with a leading printer in the Asia Pacific region, and the Company expects this alliance to provide it with access to the Asia Pacific market. This alliance included the sale of certain shares of the Company’s common stock to SNP at a purchase price of $4.92 per share.

Refer to the guidance outlined in paragraphs 179 through 182 of the AICPA’s Audit and Accounting Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” and to the disclosure requirements outlined in paragraph 41 of SFAS No. 128. We may have further comment upon receipt of your response.

Note 11. Redeemable Preferred Shares and Members’ Equity, page F-15

Comment No. 33

We note from the balance sheet that the Class D preferred shares are identified as convertible and redeemable. Please tell us and disclose the nature of the conversion feature and the number of common shares that would be required to be issued upon conversion as of each balance sheet date. Please revise your disclosure to state whether the shares that would be issued if the contingently convertible securities were converted are included in the calculation of diluted EPS, and the reasons why or why not. See FSP FAS 129-1.

Response:

We advise the Staff that the Class D preferred stock (i) may, at the option of a holder, be converted into Class A common stock and (ii) will automatically convert into Class A common stock (1) upon the election of the holders of at least a majority of the outstanding shares of Class D preferred stock or (2) upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the Company’s account. The number of shares of Class A common stock to which a Class D preferred stock holder is entitled upon conversion is calculated by multiplying the applicable conversion rate then in effect (currently 1.0) by the number of Class D preferred shares to be converted.

As of December 31, 2004, 640,000 shares of Class A common stock and, as of December 31, 2005, 1,600,000 shares of Class A common stock would have been required to be issued upon the conversion of all of the issued and outstanding shares of Class D preferred stock. The

Mr. Mark S. Webb

June 19, 2006

Company has revised its disclosure to state that such shares are excluded from the calculation of diluted EPS because to do so would have been anti-dilutive.

Note 17. Related Party Transactions, page F-16

Comment No. 34

We note the existence of several related party transactions that are disclosed in the section “Certain Relationships and Related Party Transactions” which begins on page 56, that are not included in Note 17. Please revise your note to disclose the nature of all material related party transactions as required by paragraph 2 of SFAS No. 57.

Response:

The Company has revised its footnote to disclose the nature of all material related party transactions as required by paragraph 2 of SFAS No. 57.

Other

Comment No. 35

Please revise to disclose contingencies as required under SFAS 5.

Response:

The Company has added a “Commitments and contingencies” line item to its balance sheets as of December 31, 2004 and 2005 and March 31, 2006, and we advise the Staff that the Company did not have any contingent obligations that were required to be disclosed under SFAS 5 as of any of such dates.

Interim Financial Statements for the period ended March 31, 2006 General

Comment No. 36

Please revise the notes to the Company’s interim financial statements to give effect to our comments on the Company’s audited financial statements, where applicable.

Response:

The Company has revised the notes to its interim financial statements to give effect to the Staff’s comments on the Company’s audited financial statements, where applicable.

Comment No. 37

We note from the disclosure on page 26 that in March 2006 you entered into a strategic agreement with SNP Corporation Ltd. Please tell us and disclose in the notes to the financial

Mr. Mark S. Webb

June 19, 2006

statements how you are accounting for the $1.0 million which will be paid to you by SNP in five monthly installments of $200,000.

Response:

We advise the Staff that the Company is recognizing the revenue from the SNP agreement ratably over the 12-month initial term and has reflected this in Note 6—SNP Transaction to the notes to its interim financial statements.

Comment No. 38

We note from your disclosure on page 29 that in May 2006 you granted the Chairman of the Board, CEO, and another employee a number of stock options. Please revise your notes to the financial statements to include disclosure of this transaction as a subsequent event and a discussion of how you calculated or determined the charge recognized in connection with the issuance of the options. Additionally, please provide appropriate disclosure of any significant subsequent events that are based on information that becomes available prior to the issuance of the financial statements.

Response:

The Company has added Note 7—Subsequent Events to the notes to its interim financial statements, in which it has reflected the requested disclosure.

Comment No. 39

We note from your disclosure on page 16 of the Risk Factors section, that upon completion of the offering, Orange Media, LLC and Incorp, LLC, will beneficially own and have the ability to exercise control over a certain percentage of your common stock. To the extent this control exceeds 50% of the common stock, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

Response:

We advise the Staff that, if Orange Media, LLC, Incorp, LLC and Richard A. Heise, Jr. will have the ability to exercise control over greater than 50% of the Company’s common stock upon completion of the offering, the Company undertakes to revise the footnotes to its financial statements to disclose the existence of this potential control relationship with respect to its outstanding common shares.

Mr. Mark S. Webb

June 19, 2006

Note 1. Summary of Significant Accounting Policies—Income Taxes, page F-23

Comment No. 40

We note that on January 3, 2006 you converted from an LLC to a “C” Corporation. Please reclassify any undistributed earnings or losses of the former LLC to additional paid-in capital as of the date the S corporation election was terminated. See SAB Topic 4:B.

Response:

The Company has reclassified undistributed earnings of the former LLC to additional paid-in capital.

Comment No. 41

Please revise your note on income taxes to include the disclosures required by paragraphs 43-49 of SFAS No. 109. See requirements in Rule 10-01(a)(5) of Regulation S-X.

Response:

The Company has revised its note on income taxes to include the disclosure required by paragraphs 43-49 of SFAS No. 109.

—Stock-Based Compensation

Comment No. 42

We note that effective January 1, 2006 you adopted the fair value recognition provisions of SFAS 123(R). Please revise your notes to include the effect of the change on the following items:

a. Income from continuing operations

b. Income before income taxes

c. Net income

d. Cash flow from operations

e. Cash flow from financing activities

f. Basic and diluted earnings per share

See paragraph 84 of SFAS 123(R). Additionally, please disclose the amount of compensation expense that was recognized for the granting of options during the three month period ended March 31, 2006 and discuss how the expense was calculated. Also, please disclose assumptions used in the Black-Scholes valuation model for the options issued during 2006.

Mr. Mark S. Webb

June 19, 2006

Response:

We advise the Staff that, effective January 1, 2006, the Company adopted SFAS No. 123(R) using the prospective transition method. Under the prospective transition method, the Company continues to account for nonvested equity awards outstanding at the date of adopting SFAS No. 123(R) in the same manner as they had been accounted for prior to adoption. As a result, the Company is not required to record any compensation expense for options granted prior to January 1, 2006.

The Company has disclosed in its Stock-Based Compensation note the amount of compensation expense that was recognized for the granting of options during the three-month period ended March 31, 2006 and how the expense was calculated. The Company recognized $2,670 of compensation expense during the three-month period ended March 31, 2006 and reflected this in its Stock-Based Compensation note. Because the Company considered this amount of compensation expense to be immaterial, it did not reflect the effect of the items listed above in its Stock-Based Compensation note. The Company has also disclosed in its Stock-Based Compensation note the assumptions used in the Black-Scholes valuation model for the options granted in 2006.

Note 3, Series E Preferred Shares, page F-25

Comment No. 43

We note from your disclosure in Note 3 that you used $40,000,000 of the proceeds from the issuance of Series E Preferred Shares to redeem Class A common shares on a pro rata basis at a purchase price of $4.92 per share. Please tell us and revise your disclosure in Note 3 to discuss how you determined or calculated the amount per share in this transaction, especially considering that the Series E preferred shares which were sold for $4.92 per share have benefits over the common shares such as cumulative dividends and liquidation preference.

Response:

The terms and conditions relating to the issuance of Series E preferred stock and related redemption transactions were determined through arms-length negotiations among the Series E preferred investors, the holders of a majority of the Class A common shares and the Company. As part of the arms-length negotiations, the parties agreed that $40 million of the Series E investment would be used to redeem shares of Class A common stock on a pro rata basis at $4.92 per share. In particular, the parties agreed on the ownership percentages that the shares of Series E preferred stock and Class A common stock, each as a class, would represent in the Company on a post-transaction basis. This ownership percentage, rather than relative priority or dividend rights, was the key factor in determining the redemption price. To arrive at the appropriate ownership percentage for the holders of Class A common stock, it was determined that $40 million of the Series E investment proceeds would redeem 8,130,081 shares of Class A common stock at a redemption price of $4.92 per share. A redemption price of more or less than $4.92 per share would have resulted in the holders of Class A Common Stock, as a class, owning a larger or smaller percentage of the Company, on a post-transaction basis, than was agreed to in the arms-length negotiations relating to the Series E investment.

Comment No. 44

We note that the Series E preferred shares are identified on the balance sheet as convertible and redeemable. Please tell us and disclose the nature of the redemption provisions and any conversion terms other than upon a firmly underwritten public offering. Also, tell us and disclose the number of common shares that would be required to be issued upon conversion as of March 31, 2006. Please revise your disclosure to state whether the shares that would be

Mr. Mark S. Webb

June 19, 2006

issued if the contingently convertible securities were converted are included in the calculation of diluted EPS, and the reasons why or why not. See FSP FAS 129-1.

Response:

We advise the Staff that holders of at least a majority of the outstanding shares of Series E preferred stock may require the Company to redeem all of their shares in two equal installments beginning not prior to January 3, 2012. The Company may effect such redemptions by paying cash equal to the greater of (i) the original issue price per share, plus accrued and unpaid dividends, or (ii) the fair market value of such shares as mutually agreed upon by the Company’s board of directors and the holders of at least a majority of the outstanding shares of Series E preferred stock.

We further advise the Staff that the Class E preferred stock (i) may, at the option of a holder, be converted into Class A common stock and (ii) in addition to upon a firmly underwritten public offering, will automatically convert into Class A common stock upon the election of the holders of at least a majority of the outstanding shares of Class E preferred stock. The number of shares of Class A common stock to which a Class E preferred holder is entitled upon conversion is calculated by multiplying the applicable conversion rate then in effect (currently 1.0) by the number of Class E preferred shares to be converted.

As of March 31, 2006, 10,167,730 shares of Class A common stock would have been required to be issued upon the conversion of all of the issued and outstanding shares of Class E preferred stock. The Company has revised its disclosure to state that such 10,167,730 shares are excluded from the calculation of diluted EPS because to do so would have been anti-dilutive.

Note 4. Conversion to InnerWorkings, Inc., page F-26

Comment No. 45

We note that upon conversion to a corporate structure, each voting A common unit of the LLC converted to a fully paid share of Class A Common Stock and the non-voting A common units converted to a fully paid share of Class B Common Stock. Please revise your notes to disclose the nature and terms of the new Class A Common Stock and Class B Common Stock, including voting rights and liquidation preferences.

Response:

The Company has revised its notes to disclose the nature and terms of the new Class A common stock and Class B common stock, including voting rights and liquidation preferences.

Other

Comment No. 46

Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Mr. Mark S. Webb

June 19, 2006

Response:

The Company undertakes to update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

Comment No. 47

Please include currently dated consents of your independent registered accountants in any amendments to your Form S-1 registration statement.

Response:

The Company has included an updated consent from Ernst & Young LLP in Amendment No. 1.

*                    *                     *

Mr. Mark S. Webb

June 19, 2006

If you have any questions regarding any of the responses in this letter or Amendment No. 1, please call me at (312) 558-5979 or, in my absence, Matthew F. Bergmann at (312) 558-5924.

Respectfully submitted,

/s/ Steven J. Gavin

Steven J. Gavin

Enclosure

cc:	Timothy A. Geishecker

Lynwood F. Shenk

Claire L. Erlanger

Steven E. Zuccarini

Nicholas J. Galassi

Matthew F. Bergmann